                                              Supplement to Prospectus Dated May 1, 2003
                                                   Supplement dated October 13, 2003

This Supplement  should be retained with the current  Prospectus for your annuity  contract  issued by American  Skandia Life Assurance
Corporation ("American Skandia").  If you do not have a current Prospectus, please contact American Skandia at 1-800-766-4530.

WHO IS AMERICAN SKANDIA?
The following paragraph is added to this section of the prospectus:

Effective May 1, 2003,  Skandia U.S. Inc.,  the sole  shareholder  of ASI,  which is the parent of American  Skandia,  was purchased by
Prudential  Financial,  Inc.  Prudential  Financial  is a New  Jersey  insurance  holding  company  whose  subsidiary  companies  serve individual and  institutional  customers  worldwide and include The Prudential  Insurance  Company of America,  one of the largest life insurance  companies in the U.S.  These  companies  offer a variety of products and services,  including life  insurance,  property and casualty insurance, mutual funds, annuities, pension and retirement related services and administration,  asset management,  securities brokerage, banking and trust services, real estate brokerage franchises, and relocation services.

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The Guaranteed Return Option PlusSM program,  as further described below, is not applicable to  purchasers/owners  who are residents of the State of New York or to purchasers/owners of the PSA Prior Contract as described in the Prospectus.
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GUARANTEED RETURN OPTION PlusSM (GRO PlusSM)

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The  Guaranteed  Return  Option Plus  described  below is being  offered as of October 13,  2003 in those  jurisdictions  where we have received  regulatory  approval,  and will be offered  subsequently in other  jurisdictions when we receive regulatory approval in those jurisdictions.  Certain  terms and  conditions  may differ  between  jurisdictions  once  approved.  The  program can be elected by new purchasers on the Issue Date of their Annuity,  and can be elected by existing  Annuity  Owners on either the  anniversary of the Issue
Date of their Annuity or on a date other than that  anniversary,  as described  below under  "Election of the Program".  The Guaranteed
Return Option Plus is not available if you elect the Guaranteed  Return Option  program,  the  Guaranteed  Minimum  Withdrawal  Benefit rider or the Guaranteed Minimum Income Benefit rider.
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We offer a program  that,  after a seven-year  period  following  commencement  of the program (we refer to the end of that  seven-year period as the "maturity  date") and on each  anniversary  of the maturity date  thereafter,  guarantees  your Account Value will not be less than your Account Value on the effective date of your program (called the "Protected  Principal  Value").  The program also offers you the  opportunity  to elect a second,  enhanced  guaranteed  amount at a later  date if your  Account  Value  has  increased,  while preserving  the  guaranteed  amount  established  on the effective  date of your program.  The enhanced  guaranteed  amount (called the
"Enhanced  Protected Principal Value") guarantees that, after a separate seven-year period following election of the enhanced guarantee and on each  anniversary  thereafter,  your  Account  Value  will not be less than your  Account  Value on the  effective  date of your election of the enhanced guarantee.

The program monitors your Account Value daily and, if necessary,  systematically  transfers amounts between variable investment options you choose and Fixed  Allocations  used to support the Protected  Principal  Value(s).  The program may be  appropriate  if you wish to protect a principal  amount  against  market  downturns  as of a specific  date in the future,  but also wish to invest in the variable investment  options to participate in market  increases.  There is an additional  charge if you elect the Guaranteed Return Option Plus program.

The guarantees  provided by the program exist only on the applicable  maturity  date(s) and on each anniversary of the maturity date(s)
thereafter.  However,  due to the  ongoing  monitoring  of your  Account  Value and the  transfer  of Account  Value  between  variable investment  options and Fixed  Allocations to support our future  guarantees,  the program may provide some protection from significant market losses if you choose to surrender the Annuity or begin receiving annuity payments prior to a maturity date.

KEY FEATURE - Protected Principal Value/Enhanced Protected Principal Value
The Guaranteed Return Option Plus offers a base guarantee as well as the option of electing an enhanced guarantee at a later date.
|X|      Base Guarantee:  Under the base guarantee,  American  Skandia  guarantees that on the maturity date and on each anniversary of the maturity date thereafter, your Account Value will be no less than the Protected Principal Value.
     On the maturity date and on each  anniversary  after the maturity  date,  if your Account  Value is below the Protected  Principal
     Value,  American Skandia will apply additional  amounts to your Annuity from its general account to increase your Account Value to be equal to the Protected Principal Value.

|X|      Enhanced  Guarantee:  On any  anniversary  following  commencement  of the program,  you can establish an enhanced  guaranteed amount based on your current  Account Value.  Under the enhanced  guarantee,  American  Skandia  guarantees that at the end of the seven year period  following  the  election of the enhanced  guarantee  (also  referred to as its  "maturity  date"),  and on each anniversary of the maturity date thereafter,  your Account Value will be no less than the Enhanced Protected  Principal Value. You can elect an enhanced  guarantee  more than once;  however,  a subsequent  election  supersedes  the prior election of an enhanced guarantee.  Election of an enhanced  guarantee does not impact the base  guarantee.  In addition,  you may elect an "auto step-up"
     feature that will automatically  increase your base guarantee (or enhanced  guarantee,  if previously elected) on each anniversary of the program (and create a new,  seven year  maturity  period for the new enhanced  guarantee)  if the Account  Value as of that anniversary exceeds the existing base guarantee (or enhanced  guarantee,  if previously elected) by 7% or more. You may also elect to terminate an enhanced guarantee.  If you elect to terminate the enhanced guarantee, the base guarantee will remain in effect.
     If you have  elected the enhanced  guarantee,  on the  guarantee's  maturity  date and on each  anniversary  of the maturity  date thereafter,  if your Account Value is below the Enhanced Protected Principal Value, American Skandia will apply additional amounts to your Annuity from its general account to increase your Account Value to be equal to the Enhanced Protected Principal Value.

Any amounts added to your Annuity will be applied,  if necessary,  to any Fixed Allocations needed to support the applicable  guarantee amount as of the maturity  date or any  anniversary  of the maturity  date.  Any remaining  amounts will be allocated  pro-rata to your
Account  Value  based on your  current  Sub-account  allocations.  We will notify you of any amounts  added to your  Annuity  under the program.  The Protected  Principal Value is referred to as the "Base Guarantee" and the Enhanced Protected  Principal Value is referred to as the "Step-up Guarantee" in the rider we issue for this benefit.

Withdrawals under your Annuity
Withdrawals  from your  Annuity,  while the  program is in effect,  will  reduce the base  guarantee  under the  program as well as any enhanced  guarantee.  Cumulative annual  withdrawals up to 5% of the Protected  Principal Value as of the effective date of the program
(adjusted  for any  subsequent  Purchase  Payments  and any Credits  applied to such  Purchase  Payments)  will  reduce the  applicable guaranteed amount by the actual amount of the withdrawal  (referred to as the  "dollar-for-dollar  limit").  If the amount withdrawn is greater  than the  dollar-for-dollar  limit,  the portion of the  withdrawal  equal to the  dollar-for-dollar  limit will be treated as described  above,  and the portion of the  withdrawal in excess of the  dollar-for-dollar  limit will reduce the base guarantee and the enhanced  guarantee  proportionally,  according  to the formula as  described  in the rider for this  benefit (see the examples of this calculation  below).  Withdrawals will be taken pro-rata from the variable  investment options and any Fixed  Allocations.  Withdrawals will be subject to all other  provisions of the Annuity,  including any  Contingent  Deferred  Sales Charge or Market Value  Adjustment
that would apply.

Charges for other  optional  benefits under the Annuity that are deducted as an annual charge in arrears will not reduce the applicable guaranteed  amount under the  Guaranteed  Return Option Plus program,  however,  any partial  withdrawals in payment of charges for the
Plus40(TM)Optional Life Insurance Rider will be treated as withdrawals and will reduce the applicable guaranteed amount.

The following examples of dollar-for-dollar  and proportional  reductions assume that: 1.) the Issue Date and the effective date of the
GRO PlusSM program are October 13, 2003; 2.) an initial  Purchase  Payment of $250,000;  3.) a base guarantee  amount of $250,000;  and
4.) a dollar-for-dollar limit of $12,500 (5% of $250,000):

Example 1. Dollar-for-dollar reduction

A $10,000  withdrawal is taken on November 29, 2003 (in the first Annuity Year).  No prior  withdrawals  have been taken. As the amount withdrawn is less than the Dollar-for-dollar Limit:
o        The base guarantee amount is reduced by the amount withdrawn (i.e., by $10,000, from $250,000 to $240,000).
o        The remaining  dollar-for-dollar  limit  ("Remaining  Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

Example 2. Dollar-for-dollar and proportional reductions

A second  $10,000  withdrawal  is taken on December 18, 2003 (still  within the first  Annuity  Year).  The Account  Value  immediately before the withdrawal is $180,000.  As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:
o        the base guarantee amount is first reduced by the Remaining Limit (from $240,000 to $237,500);
o        The result is then further reduced by the ratio of A to B, where:
o        A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).
o        B is the Account Value less the Remaining Limit ($180,000 - $2,500, or $177,500).
     The resulting base guarantee amount is: $237,500 x ( 1 - $7,500 / $177,500), or $227,464.79.
o        The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

Example 3. Reset of the Dollar-for-dollar Limit

A $10,000  withdrawal is made on December 19, 2004 (second Annuity Year).  The Remaining Limit has been reset to the  dollar-for-dollar limit of $12,500. As the amount withdrawn is less than the dollar-for-dollar limit:
o        The base guarantee amount is reduced by the amount withdrawn (i.e., reduced by $10,000, from $227,464.79 to $217,464.79).
o        The  Remaining  Limit for the balance of the second  Annuity Year is also  reduced by the amount  withdrawn  (from  $12,500 to
         $2,500).

KEY FEATURE - Allocation of Account Value
In general,  you have discretion over the allocation of your Account Value that remains allocated in the variable  investment  options.
However,  we reserve the right to prohibit  investment in certain  Portfolios if you participate in the program.  Account Value is only transferred  to and  maintained  in Fixed  Allocations  to the extent we, in our sole  discretion,  deem it is necessary to support our guarantee(s)  under the program.  This  permits your Annuity to  participate  in the upside  potential of the  Sub-accounts  while only transferring  amounts to Fixed Allocations to protect against  significant  market downturns.  We monitor  fluctuations in your Account
Value  each  business  day,  as well as the  prevailing  interest  rates on Fixed  Allocations,  the  remaining  duration(s)  until the applicable  maturity  date(s) and the amount of Account Value allocated to Fixed  Allocation(s)  relative to a "reallocation  trigger", which  determines  whether  Account  Value must be  transferred  to or from Fixed  Allocation(s).  While you are not notified when your
Account Value reaches a reallocation  trigger,  you will receive a confirmation  statement indicating the transfer of a portion of your
Account Value either to or from Fixed Allocation(s).

|X|      If your Account Value is greater than or equal to the  reallocation  trigger,  your Account  Value in the variable  investment options will remain allocated according to your most recent  instructions.  If a portion of Account Value was previously allocated to a Fixed Allocation to support the applicable  guaranteed  amount, all or a portion of those amounts may be transferred from the
     Fixed Allocation and re-allocated to the variable  investment  options pro-rata according to your current  allocations  (including the model  allocations  under any asset  allocation  program you may have elected).  A Market Value  Adjustment will apply when we reallocate Account Value from a Fixed Allocation to the variable  investment  options,  which may result in a decrease or increase in your Account Value.

|X|      If your  Account  Value is less than the  reallocation  trigger,  a portion of your Account  Value in the variable  investment options  will be  transferred  to a new Fixed  Allocation(s)  to support  the  applicable  guaranteed  amount.  These  amounts are transferred on a pro-rata basis from the variable  investment  options.  The new Fixed  Allocation(s) will have a Guarantee Period equal to the time remaining until the applicable  maturity  date(s).  The Account Value  allocated to the new Fixed  Allocation(s)
     will be credited with the fixed  interest  rate(s) then being  credited to a new Fixed  Allocation(s)  maturing on the  applicable maturity  date(s) (rounded to the next highest yearly  duration).  The Account Value will remain invested in each applicable Fixed
     Allocation  until the  applicable  maturity date unless,  at an earlier  date,  your Account Value is greater than or equal to the reallocation  trigger and,  therefore,  amounts can be  transferred  to the variable  investment  options  while  maintaining  the guaranteed protection under the program (as described above).

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If a significant  amount of your Account Value is systematically  transferred to Fixed  Allocations to support the Protected  Principal
Value and/or the Enhanced  Protected  Principal Value during prolonged  market declines,  less of your Account Value may be immediately available to participate in the upside potential of the variable  investment  options if there is a subsequent market recovery.  During the period prior to the maturity date of the base guarantee or any enhanced  guarantee,  or any anniversary of such maturity date(s), a significant  portion of your Account Value may be allocated to Fixed  Allocations to support any applicable  guaranteed  amount(s).  If your Account  Value is less than the  reallocation  trigger and new Fixed  Allocations  must be  established  during  periods where the interest  rate(s) being  credited to such Fixed  Allocations  is extremely  low, a larger  portion of your Account Value may need to be transferred to Fixed Allocations to support the applicable guaranteed amount(s).
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Separate Fixed Allocations may be established in support of the Protected  Principal Value and the Enhanced  Protected  Principal Value
(if elected).  There may also be circumstances  when a Fixed Allocation will be established only in support of the Protected  Principal
Value or the  Enhanced  Protected  Principal  Value.  If you elect an  enhanced  guarantee,  it is more  likely  that a portion of your
Account  Value may be allocated to Fixed  Allocations  and will remain  allocated  for a longer  period of time to support the Enhanced
Protected  Principal Value,  even during a period of positive market  performance  and/or under  circumstances  where Fixed Allocations would not be necessary to support the Protected  Principal  Value.  Further,  there may be  circumstances  where Fixed  Allocations  in support of the Protected  Principal Value are transferred to the variable  investment  options while Fixed Allocations in support of an
Enhanced  Protected  Principal  Value are not transferred  because they must remain invested in the Fixed  Allocation in support of the higher enhanced guarantee.

American  Skandia uses an  allocation  mechanism  based on  assumptions  of expected and maximum  market  volatility  to determine  the reallocation  trigger.  The  allocation  mechanism is used to determine the allocation of Account Value between Fixed  Allocations  and the Sub-accounts you choose.  American  Skandia reserves the right to change the allocation  mechanism and the reallocation  trigger at its discretion,  subject to regulatory  approval where required.  Changes to the allocation  mechanism and/or the reallocation  trigger may be applied to existing programs where allowed by law.

Election of the Program
The  Guaranteed  Return  Option  Plus  program  can be elected at the time that you  purchase  your  Annuity,  or on any  business  day thereafter (prior to  annuitization).  If you elect the program after the Issue Date of your Annuity,  the program will be effective as of the business day that we receive the required  documentation  in good order at our home office,  and the  guaranteed  amount will be based on your Account Value as of that date.  If you  previously  elected the  Guaranteed  Return Option  program and wish to elect the
Guaranteed  Return Option Plus program,  your prior  Guaranteed  Return Option  program will be terminated  (including  the  guaranteed amount(s))  and the  Guaranteed  Return  Option Plus program will be added to your Annuity  based on the current  Account  Value.  This election of GRO PlusSM may result in a market value adjustment, which could increase or decrease your Account Value.

Termination of the Program
The Annuity  Owner can elect to terminate  the enhanced  guarantee  but maintain the  protection  provided by the base  guarantee.  The
Annuity Owner also can terminate  the  Guaranteed  Return Option Plus program  entirely.  An Annuity Owner who  terminates  the program entirely can  subsequently  elect to  participate  in the program  again (based on the Account  Value on that date) by  furnishing  the documentation we require.  In a rising market,  an Annuity Owner could, for example,  terminate the program on a given business day and two weeks later  reinstate the program with a higher base guarantee (and a new maturity date).  However,  your ability to reinstate the program is limited by the  following:  (A) in any Annuity  Year,  we do not permit more than two  program  elections  and (B) a program reinstatement cannot be effected on the same business day on which a program termination was effected.

The program will terminate  automatically  upon: (a) the death of the Owner or the Annuitant (in an entity owned  contract);  (b) as of the date Account  Value is applied to begin  annuity  payments;  or (c) upon full  surrender of the Annuity.  If you elect to terminate the program prior to the  applicable  maturity  date,  the  Guaranteed  Return  Option Plus will no longer  provide a guarantee of your
Account  Value.  The surviving  spouse may elect the benefit at any time after the death of the Annuity Owner.  The surviving  spouse's election  will be effective on the business day that we receive the required  documentation  in good order at our home office,  and the
Account Value on that business day will be the Protected Principal Value.

The charge for the  Guaranteed  Return Option Plus program will no longer be deducted from your Account Value upon  termination  of the program.

Special Considerations under the Guaranteed Return Option Plus
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      Upon  inception of the program,  100% of your Account  Value must be allocated to the variable  investment  options.  No Fixed
     Allocations may be in effect as of the date that you elect to participate in the program.  However,  the reallocation  trigger may transfer Account Value to Fixed Allocations as of the effective date of the program under some circumstances.
|X|      Annuity  Owners  cannot  allocate any portion of Purchase  Payments or transfer  Account  Value to or from a Fixed  Allocation while participating in the program,  and cannot participate in any dollar cost averaging program that transfers Account Value from a Fixed Allocation to the variable investment options.
|X|      Additional  Purchase Payments  (including any credits associated with such Purchase Payments) applied to the Annuity while the program is in effect will increase the applicable  guarantee amount by the actual amount of the Purchase Payment;  however, all or a portion of any additional  Purchase Payments  (including any credits associated with such Purchase Payments) may be allocated by us to Fixed Allocations to support the additional amount guaranteed.
|X|      Transfers  from Fixed  Allocations  will be subject to the Market Value  Adjustment  formula under the Annuity;  however,  the
     0.10%  "cushion"  feature of the formula will not apply. A Market Value  Adjustment may be either  positive or negative.  Transfer amounts will be taken from the most recently applied Fixed Allocation.
|X|      Transfers from the  Sub-accounts to Fixed  Allocations or from Fixed  Allocations to the  Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      Any amounts  applied to your Account Value by American  Skandia on the maturity date or any  anniversary  of the maturity date will not be treated as "investment in the contract" for income tax purposes.

Charges under the Program
We deduct a charge equal to 0.25% of Account Value per year to  participate in the  Guaranteed  Return Option Plus program.  The annual charge is deducted  daily against your Account  Value  allocated to the  Sub-accounts.  Account  Value  allocated to Fixed  Allocations under the program is not subject to the charge.  The charge is deducted to  compensate  American  Skandia  for:  (a) the risk that your
Account Value on the maturity date is less than the amount guaranteed; and (b) administration of the program.

ASAP - SUPP. - (10/13/2003)                                                                                           92001a0903